TATA

06011330

RECEIVED
2006 MAR -6 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1954-2004 50 YEARS OF AUTOMOTIVE EXCELLENCE

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

February 9, 2006
Sc-15748

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"
Audited Quarterly Financial Results of the Company for the period ended December 31, 2005

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

> "With further reference to our letters No.Sc-15696 dated January 17, 2006 and No.15714 dated January 25, 2006 and pursuant to Clause 41 of the Listing Agreement with the Bombay Stock Exchange Limited, we have to inform you that, the Directors have, at the Board Meeting held today, taken on record the Audited Quarterly Financial Results of the Company for the period ended December 31, 2005.
>
> Enclosed please find the Audited Quarterly Financial Results for the period ended December 31, 2005 of the Accounting Year 2005-2006 alongwith the Auditors' Report and the Press Release issued by the Company with respect to the above."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

Encl: a/a

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

TATA

immediate use **PRESS RELEASE**

Tata Motors Revenue increases by 16.31%, PAT up by 45.55% in Quarter III

MUMBAI, February 9, 2006: Tata Motors today reported revenues (net of excise) of Rs. 5,074.55 crores for the quarter ended December 31, 2005, an increase of 16.31%, compared to Rs.4,362.82 crores in the corresponding period of the previous year. Profit Before Tax is Rs. 591.77 crores, an increase of 29.68% over Rs. 456.32 crores, while Net Profit has increased by 45.55% to Rs. 460.23 crores compared to Rs.316.21 crores for the previous year quarter.

Profit Before Tax for the current quarter includes a gain of Rs. Rs.164.30 crores on sale of shares of Telco Construction Equipment Company Limited, a subsidiary of the Company. Further, the profit is net of foreign exchange loss of Rs.38.63 crores for the quarter ended December 31, 2005 as against a gain of Rs.62.08 crores for the quarter ended December 31, 2004.

The sales volume for the quarter at 1,11,228 units, grew by 12.74% over 98,662 units in the corresponding period last year. The company exported 11,782 vehicles during the quarter, a growth of 35.33% over 8,706 units of the previous year period.

Nine months ended December 31, 2005

The company's revenues (net of excise) for the nine months ended December 31, 2005, is Rs.13,719.45 crores, an increase of 13.57%, over Rs.12,080.26 crores in the corresponding period of the previous year. Profit Before Tax is Rs.1,405.77 crores, an increase of 18.47% over Rs.1,186.62 crores, while Net Profit has increased by 26.15% to Rs.1,070.77 crores compared to Rs. 848.78 crores for the previous period.

The company's sales volume for the nine months at 3,05,786 units grew by 9.54% over 2,79,156 units in the corresponding period last year. During the nine months, the company has introduced several new commercial vehicles and passenger cars. Among them are the Ace mini-truck, Tata Novus Tipper, a common rail engine (DiCOR) powered Safari, Indigo SX, Indica V2 Turbo Diesel and the Tata TL 4x4. All these products have received encouraging response in the market.

The company exported 34,849 vehicles during the nine months, a growth of 80.57% over 19,299 units for the previous period.

The Audited Financial Results for the quarter and the nine months ended December 31, 2005, are enclosed.

- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com

Chartered Accountants
Maker Towers 'E', 4th Floor
Cuffe Parade
Mumbai - 400 005
India

Tel : + 91 (22) 2218 6412
Fax : + 91 (22) 2216 0740

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED** ("the Company") for the quarter / nine months ended December 31, 2005. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on February 9, 2006.

2. (a) The figures shown in the columns headed "Quarter ended December 31, 2004" and "Nine months ended December 31, 2004" have been traced from the statement of financial results for the quarter / nine months ended December 31, 2004 audited in terms of auditors' report dated January 31, 2005 and regrouped / reclassified wherever necessary.

   (b) The figures shown in the column headed "Year ended March 31, 2005" have been traced from the financial statements for the year ended March 31, 2005 audited in terms of auditors' report dated May 17, 2005.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said statement gives a true and fair view in conformity with the accounting principles generally accepted in India, of the profit of the Company and discloses the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter / nine months ended on December 31, 2005.

For DELOITTE HASKINS & SELLS
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No.: 30802

Place: Mumbai
Date: February 9, 2006

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2005

	Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2005	2004	2005	2004	2005
(A)						
1	Vehicle Sales:(in Nos.)					
	Commercial vehicles	56077	50908	143420	134861	189993
	Passenger cars and Utility vehicles	43369	39048	127517	124996	179076
	Exports	11782	8706	34849	19299	30497
		111228	98662	305786	279156	399566
2	Vehicle Production:(in Nos.)					
	Commercial vehicles	65288	55878	170083	149106	209886
	Passenger cars and Utility vehicles	47124	40451	142177	131566	191055
		112412	96329	312260	280672	400941
(B)		(Rupees Crores)				
1	Sales/Income from operations	5,903.57	5,091.09	16,024.85	14,220.17	20,482.57
	Less: Excise Duty	829.02	728.27	2,305.40	2,139.91	3,063.44
	Net Sales/Income from operations	5,074.55	4,362.82	13,719.45	12,080.26	17,419.13
2	Total Expenditure					
	(a) (Increase) / Decrease in stock in trade and work in progress	(184.69)	(20.82)	(670.64)	(271.17)	(144.00)
	(b) Consumption of raw materials & components	3,612.22	3,002.06	9,871.50	8,384.11	11,929.48
	(c) Staff cost	278.87	259.33	829.04	754.46	1,039.34
	(d) Other expenditure	745.09	541.13	2,002.70	1,682.34	2,423.22
	(e) Sub total 2(a) to 2(d)	4,451.49	3,781.70	12,032.60	10,549.74	15,248.04
3	**Operating profit [1-2]**	623.06	581.12	1,686.85	1,530.52	2,171.09
4	Other income	168.36	24.66	284.69	136.49	166.09
5	Interest					
	(a) Gross interest	77.26	54.89	216.16	163.35	220.77
	(b) Capitalisation of interest/Interest income	(17.15)	(13.45)	(58.98)	(40.55)	(66.62)
	(c) Net interest	60.11	41.44	157.18	122.80	154.15
6	Product development expenses	7.70	6.24	20.87	48.58	67.12
7	Depreciation and Amortisation	130.83	100.77	384.69	305.92	450.16
8	**Profit before exceptional items and tax [3+4-5-6-7]**	592.78	457.33	1,408.80	1,189.71	1,665.75
9	Exceptional Items					
	(a) Employee separation cost	1.01	1.01	3.03	3.09	4.18
	(b) Provision for diminution in value of investments	-	-	-	-	9.67
	(c) Sub total of 9(a) and 9(b)	1.01	1.01	3.03	3.09	13.85
10	**Profit before tax [8-9]**	591.77	456.32	1,405.77	1,186.62	1,651.90
11	Less: Provision for taxation					
	(a) Current Tax	114.40	116.43	300.29	311.35	363.82
	(b) Deferred Tax	17.14	23.68	34.71	26.49	51.13
	(c) Sub total of 11(a) and 11(b)	131.54	140.11	335.00	337.84	414.95
12	**Profit after tax [10-11]**	460.23	316.21	1,070.77	848.78	1,236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	376.30	361.79	376.30	361.79	361.79
14	Reserves excluding Revaluation Reserve					3,749.60
15	Basic EPS (not annualised) Rupees	12.23	8.75	28.46	23.63	34.38
	Diluted EPS (not annualised) Rupees	11.49	8.20	26.78	22.16	32.23
16	Aggregate of Non-Promoter Shareholding					
	- Number of Shares	247420295	243895027	247420295	243895027	244718237
	- Percentage of shareholding	65.76%	67.42%	65.76%	67.42%	67.65%

Notes:-

1) Figures for the previous periods have been regrouped/reclassified wherever necessary.

2) During the nine months ended December 31, 2005, exchange fluctuation on provision for redemption premium on Foreign Currency Convertible Notes of Rs. 8.85 crores has been debited to Securities Premium Account.

3) Other expenditure includes foreign exchange loss of Rs. 38.63 crores for the quarter ended December 31, 2005 as against a gain of Rs.62.08 crores for the quarter ended December 31, 2004. The corresponding figures for nine months ended December 31, 2005 and December 31, 2004 and for the year ended March 31, 2005 are losses of Rs. 43.73 crores, Rs. 25.55 crores and Rs. 29.04 crores, respectively.

4) During the quarter, the Company has sold 20% of its holding in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited, the Company's technology and equity partner in Telcon. Consequently, the Company's holding in Telcon stands at 59.75%. Profit on sale of these shares amounting to Rs.164.30 crores is included in other income.

5) The above financial results for the quarter/nine months ended December 31, 2005, include the results of the operations of Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to December 31, 2005, consequent upon the merger of these companies effective April 1, 2005. The comparative figures for the quarter/nine months ended December 31, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter/nine months ended December 31, 2005, are not comparable to this extent.

6) The Company has allotted 1,45,04,949 Ordinary shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalgamation approved by the Hon'ble High Court of Judicature at Bombay.

7) Subsequent to the quarter ended December 31, 2005, 16,000 Zero coupon Foreign Currency Convertible Notes (2009) representing 16% of the said Notes, have been converted into 12,24,203 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue.

8) Subsequent to the quarter ended December 31, 2005, the Company has made further investment of Rs. 202 crores in its subsidiary company Tata Technologies Limited, by subscribing to rights issue of 2,02,00,400 Ordinary shares of Rs.10 each issued at a premium of Rs. 90 per share.

9) The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

10) As on October 1, 2005, 72 Investor complaints were outstanding. The Company received 119 complaints during the said quarter and disposed off 189 complaints by December 31, 2005. There were 2 complaints unresolved as on December 31, 2005, out of which 1 complaint pertains to non-receipt of dividend.

11) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2005.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on February 9, 2006.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, February 9, 2006